                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                         IMPAC COMMERCIAL HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                    IMPAC COMMERCIAL HOLDINGS, INC. (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (44968J 106)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RANDAL A. NARDONE
                      CHIEF OPERATING OFFICER AND SECRETARY
                              FIC MANAGEMENT, INC.
                           1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                  (212)798-6100

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                                J. GREGORY MILMOE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule14d-1.
[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

       This Final Amendment to the Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Impac Commercial Holdings, Inc., a Maryland corporation ("Impac"), to purchase up to 2,020,367 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $5.75 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 7, 1998, between Impac and BankBoston N.A., net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 2,222,403 shares of Common Stock.

ITEM 4. TERMS OF THE TRANSACTION.

       Item 4 of this Schedule TO, is hereby amended by adding the following at the end thereof:

       The Offer expired at 12:00 midnight, New York City time, on May 19, 2000. Impac accepted a total of 2,101,123 shares at a purchase price of $5.75 per share. Following the purchase of the shares in the Offer, Impac will have approximately 6,317,077 shares outstanding.

ITEM 11.      ADDITIONAL INFORMATION.

       Item 11 of this Schedule TO, is hereby amended by adding the following at the end thereof:

       On May 22, 2000, Impac issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(7).

ITEM 12.      EXHIBITS.

       Exhibit
       Number      Description
       ------      -----------

       (a)(7)      Press release dated May 22, 2000.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2000

                                      IMPAC COMMERCIAL HOLDINGS, INC.

                                            By:  /s/ RANDAL A. NARDONE

                                            Randal A. Nardone
                                            Chief Operating Officer
                                            and Secretary